UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of information presented by Sociedad Química y Minera de Chile
S.A. to the Chilean Securities and Insurance Commission (Superintendencia de Valores y
Seguros de Chile) on August 06, 2013.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

Santiago, 6th August 2013.

Mr.

Hernán López B.

Superintendent,

Superintendence of Securities and Insurance

Avda . Libertador Bernardo O'Higgins Nº1449 Santiago

Mr. Superintendent.

We have received your Notification (Oficio Ordinario) N.17.323, dated August 5, 2013.

In relation to the contents of the Notification, we state the following:

1.	Sociedad Química and Minera of Chile S.A. (“SQM” or “The Company”) is a minor player in the international production and marketing of potassium chloride (KCL). Its KCL sales represent less than 3% of world demand, and the Company is not part of any KCL distribution association. Therefore, SQM has no capacity whatsoever to influence the variations of the international prices of KCL.

2.	On July 30 of this year, the Russian company "Uralkali" informed the markets about its decision to put an end to the KCL sales agreement it had with the Byelorussian company "Belaruskali" and, though it pointed out that it might re-activate said agreement at any time, it also said that it would increase its KCL production and sales volumes. This was an autonomous decision from "Uralkali" which had not been anticipated in the markets. It may be pointed out, additionally, that the markets have no influence or control whatsoever over such decisions.

The above news had significant effects on the prices of the shares of the other KCL production and sales companies worldwide. Said shares - including SQM’s shares - decreased in value by approximately 17% during such day.

3.	The KCL industry worldwide is made up of more than 10 relevant companies that operate mainly in Germany, Belarus, Canada, the United States of America, Israel, Jordan, Popular Republic of China and Russia. For the current year, the global demand for KCL could amount to approximately 55 million tons and its total value may be approximately US$ 20 billion.

It is important to remember – so that things may be put into context - that, in international stock exchanges during the first half of this year, the transactions of the shares of just three of these companies - "Potash Corp", "Mosaic" and "Agrium" – were in excess of, (in US$), to more than twice the value of the total transactions of all shares traded in the Santiago Stock Exchange during the same period. In light of the above, one may easily understand why the KCL industry is being closely observed and followed by international investment banks and analysts, and is the subject of countless reports and studies, all of which are available to the public. Said reports and publications are being updated closely, and they explain, in detail, the various factors that can affect the KCL industry in general, and its main players, in particular.

4.	SQM’s "June 2013 IFRS Financial Statements" should be available for evaluation by the Company’s Board of Directors in the Board Session to be held on Tuesday, August 27th. The following information is based – unless otherwise stated - on the Company’s "March 2013 IFRS Financial Statements".

5.	The "March 2013 IFRS Financial Statements" clearly state - in Note 1.4 - that SQM has six Main business lines. Clearly, the “Potassium” business line (potassium chloride and potassium sulphate) – is directly linked to changes in KCL market conditions. Similarly, the prices of potassium nitrate (KNO3), which is part of the "Specialty Plant Nutrients" and "Industrial Chemicals" business lines, are indirectly linked to the prices of KCL. On the one hand, KCL is an input for the production of KNO3 and its price affects the production costs of KNO3. On the other hand – although there is no significant direct competition between the KNO3 and the KCL markets, the lower prices of the latter product could possibly affect the price scenarios in the KNO3 markets. Moreover, the use of KCL as an input for the production of KNO3 and the characteristics of the KNO3 market are clearly described in SQM’s "Form 20-F Report", in SQM’s Annual Report and in "SQM Corporate Presentation" which are available in both English and Spanish, in SQM’s webpage (www.sqm.com).

6.	In Note 26.3 of the "March 2013 IFRS Financial Statements", it is stated that revenue from "Potassium" amounted to approximately US$ 152.9 million, approximately 24.5% of SQM’s total revenue in said quarter. In the case of "Specialty Plant Nutrients", the same Note states that revenue from said products amounted to ≈ US$ 196.7 million, which represents approximately 31.6% of SQM’s total sales during said quarter, and also that revenue from "Industrial Chemicals" amounted to approximately US$ 70.9 million which represents approximately 11.4% of total sales in said period. Moreover, Note 26.3 of SQM’s "December 2012 IFRS Financial Statements" indicates the respective amounts for "Potassium", "Specialty Plant Nutrients" and "Industrial Chemicals" for the year 2012 .

7.	The "March 2013 IFRS Financial Statements" also state, in Note 26.3, that the sales costs associated to "Potassium" amounted to approximately US$ 104.5 million, which represents approximately 27.2% of SQM’s total sales costs. Similarly, for "Specialty Plant Nutrients", said Financial Statements indicate that sales costs amounted to ≈ US$ 138.6 million and that sales costs for "Industrial Chemicals" amounted to approximately US$ 48.5 million, which represent apprximately 36% and approximately 12.6% of the Company’s total sales costs in that period. Similarly, Note 26.3 of SQM’s "December 2012 IFRS Financial Statements" indicate the values corresponding to the year 2012[1]

8.	As a result – simply for illustrative purposes, and based on the information available on March 31st 2013 - the eventual decrease of 10% in the prices of the "Potassium" product line could have a negative effect of approximately US$ 15.3 million in "Gross Profits" for the first quarter of 2013, which could represent a decrease of approximately 6.4% in the "Gross Profits" for said period. However - and also in light of the fact that SQM expects to increase sales volumes by approximately 10% in the "Potassium" business line during the second quarter compared to volumes sold during the first quarter of this year – accrued sales in the first 6 months of 2013 should be on the order of approximately US$ 320 million. Therefore, the negative effect of an eventual decrease of 10% in prices would be about US$ 32.0 million in "Gross Profits" for the first semester of this year.

The estimated values of the above simulation may vary significantly for 2013, to the extent that sales volumes increase during the second semester compared to the first semester of this year. The current uncertainties in the "Potassium" market make it difficult to provide an exact estimate for the second semester.

Also, it is particularly difficult to estimate the effect of a possible drop in the price of KCL on the price of KNO3. In principle, if a KNO3 producer has to buy KCL – but this is not the case for SQM, because the Company produces its own KCL – and in a scenario of a approximately 10% decrease, in the price of KCL (based on a 2013 first-quarter price of approximately USS$ 420 per ton of dry product) and an approximate consumption factor of 0.8 tons of KCL per ton of KNO3 (production process factor), the costs of KNO3 would decrease approximately by US$ 33.6 per ton (420 x 0.1 x 0.8), and this decrease may or may not be passed on to the sale price. The average selling price of SQM’s KNO3 in the first quarter of 2013 was approximately US$ 955 per ton and, assuming that such savings is fully passed on to the sale price, there may eventually be a decrease of approximately 3.5% in the KNO3 sales price in case of a reduction of approximately 10% in the price of KCL.

SQM’s original KCL and KNO3 production plans remain unchanged for the

1 Sales costs include total direct and indirect costs (excluding administration costs), distribution costs, depreciation and transportation and logistics costs to get the product to the final client. Additionally, it should be kept in mind that, unlike the great majority of KCL producers, SQM has a joint process with three final co-products: KCL, potassium sulphate and lithium carbonate. Therefore, in order to analyze SQM’s competitive position, it is important to jointly consider the margins of the three different products. Similarly, in the case of KNO3 - which uses KCL and sodium nitrate as raw materials - sodium nitrate is produced jointly with – and as a co-product with iodine.

coming months. Possible decreases in KCL prices should not have direct effects on production costs during the period.2

9.	The markets have not seen relevant KCL transactions (as far as is known in the public domain) in the days after the "Uralkali" announcement. It is likely that the price of the first sales will be provisional, until market prices stabilize.

1O.	Finally, SQM has made public in a clear and timely manner the risks associated with the sales prices of its various products, and the history of said prices indicates the likelihood of said risks. For example, SQM’s "2012 Annual Report" and its "Form 20-F Report" stated that the prices of its products - especially KCL - are determined mainly on the basis of world prices which, in some cases, have been subject to substantial volatility in recent years. SQM also stated that the supply of some fertilizers or chemical products, including products sold by SQM, varies mainly as a result of production volumes from the largest producers and their respective business strategies. Regarding the marketing of its fertilizers, SQM has indicated that it cannot guarantee that prices and sales volumes of said products will not decline in the future.

We are at your service to try to clarify any additional questions related to the above.

Best regards,

SOCIEDAD QUIMICA y MINERA de CHILE S.A.

MAS/vgm

FIS/030

2 Estimates relative to the second quarter and the second half of 2013 are internal projections on the part of SQM. These projections are subject to a great number of variables that are not under the control of the Company and, therefore, the final values may vary significantly compared to the original estimations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.

Ricardo Ramos R.

Chief Financial Officer

Date: August 07, 2013.